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                                BBMF Corporation
                 Room 4302, 43rd Floor, China Resources Building
                    26 Harbour Road, Wan Chai, Hong Kong SAR

May 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: FORM 10-KSB FILED BY BBMF CORPORATION ("THE COMPANY") FOR THE YEAR ENDED DECEMBER 31, 2004 AND FILED WITH THE COMMISSION MARCH 24, 2005, FILE NO. 000-27989

Ladies and Gentlemen:

     Reference is hereby made to your letter dated April 25, 2005. The following responses are keyed to the numbered paragraphs of your letter.

     1. We present revenue recognized from revenue share and distribution arrangements on a gross basis. Costs directly related to such revenue share and distribution arrangements, such as commission and distribution expenses, are recorded under "cost of sales". We believe this presentation is required by EITF 99-19, as the Company bears all risks and rewards of product ownership; specifically, the Company: (a) acts as principal in such revenue share and distribution arrangements; (b) maintains title to products at all times before products are sold to ultimate end-users; (c) sets the price of all products sold; (d) bears all inventory and credit risk in such transactions; and (e) earns revenue from the sale of products.

     2. We are advising the Commission that the intangible assets acquired from Atlus were acquired pursuant to a Mobile Business Sales & License Agreement dated September 27, 2004 (the "Agreement"), the terms of which expire 10 years from September 27, 2004. Our right to use the assets acquired from Atlus will expire with the Agreement and we have, therefore, determined it appropriate to conclude that the acquired assets have a 10 year life.


     In connection with our responses to your comments the Company acknowledges that:


o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Yours sincerely,



                                                               Antony Ren Haw Ip
                                                               President